GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

Westergaard.com, Inc.

(Name of Small Business Issuer in its charter)

Delaware                                      52-2002729
(State or other jurisdiction of               (I.R.S. Employer
        incorporation or organization)             Identification No.)

17 State Street, Suite 1610 New York, NY 10004

(Address of principal executive offices)            (Zip Code)

(212) 732-7184
Issuer's telephone number

Securities to be registered under Section 12(b) of the Act:

NONE

Securities to be registered under Section 12(g) of the Act:

Common and Preferred Stock $0.001 par value
__________________________

(Title of class)

PART I

DESCRIPTION OF THE BUSINESS

A.  BUSINESS DEVELOPMENT

We were incorporated under the laws of the State of Delaware on August 15, 1996, as "Westergaard Online Systems, Inc." On February 18, 1999, we formally changed our name to Westergaard.com, Inc.  We commenced operations on January 1, 1996. Our principal business address is 17 State Street, Suite 1610, New York, New York 10004. Our telephone number is (212) 732-7184. We have a wholly owned subsidiary, Westergaard Broadcasting Network.com, Inc., which was an investment research, publishing and broadcasting venture but is now inactive.

We initially sought to engage in the business of online publishing primarily to provide investment research on publicly traded Micro-Mid Cap companies.  The service was designed to assist in creating market liquidity and shareholder value for such companies.  We also intended to sponsor conferences focusing on Micro-Mid Cap companies.  We currently have no business or operations and are seeking to acquire, through a merger or similar transaction, an operating business.

On January 9, 2001, all of the members of our Board of Directors, except for John Westergaard, resigned.  On September 3, 2002, John Westergaard stepped down as our sole director.  Immediately prior to his resignation, he appointed Anne H. Straton, Louis E. Taubman and Wenke B. Thoman to serve as our directors.  Ms. Straton and Mr. Taubman were also appointed to serve as our interim executive officers.  Ms. Straton serves as our President and Treasurer; Mr. Taubman serves as our Executive Vice President and Secretary.

We have never been a party to any bankruptcy, receivership, or similar proceeding.

We have not been subject to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets not in the ordinary course of business.

We have not had ongoing business operations since 2000.  We thus became a shell or “blank check company”, run by Ms. Straton, Mr. Taubman and Ms. Thoman.  As defined in Section 7(b) (3) of the Securities Act of 1933, a “blank check company” is one that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or an acquisition with an unidentified company or companies and is issuing “penny stock" securities as defined in Rule 3(a) (51) of the Securities Exchange Act of 1934, in that connection.  The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies.

On July 22, 2005 we received correspondence from the Securities and Exchange Commission that we were not in compliance with our reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  One of the available responses to this letter was to terminate our registration under the Securities Exchange Act of 1934.  After several discussions with the staff of the Securities and Exchange Commission, we determined that it was in our best interest to implement such a response because we did not have an ongoing business and had not for approximately the past four years.  Accordingly, we executed an Order Instituting Proceedings, making Findings, and Revoking Registration of Securities pursuant to Section 12(j) of the Securities Exchange of 1934 on September 8, 2005.  Pursuant to that Order, the registration of each class of our securities registered pursuant to Section 12 of the Exchange Act was revoked.  Consequently, we ceased reporting under the Securities Exchange Act of 1934.

However, we have decided to once again seek, investigate, and if warranted, acquire an interest in a  business opportunity.  Therefore, we are voluntarily filing this registration statement on Form 10-SB in order to once again, register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.  As a reporting company, we may be more attractive to a private acquisition target because our common stock may thereby be eligible to be quoted on the OTC Bulletin Board or other markets or exchanges.  As a result of filing this registration statement, we will be obligated to file with the U. S. Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements.  We anticipate that we will continue to file such reports as required under the Exchange Act.

We are not restricting our search for an acquisition target to any particular industry or geographical area.  We may therefore engage in essentially any business in any industry.  Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.  Because we have no specific business plan or expertise, our activities are subject to several significant risks.  In particular, any business acquisition or participation we pursue will likely be based on the decision of management without the consent, vote, or approval of our shareholders.  Our future success will be dependent upon our ability to locate and consummate a merger or acquisition with an operating company and, ultimately, to attain profitability.  There is no assurance that we will be successful in consummating a merger or acquisition with an operating company or that we will attain profitability.

Research and Development

We are not engaged in any research and development activities.

Competition

We expect to encounter substantial competition in our efforts to acquire a business opportunity.  The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

Almost all of our employees were terminated on August 15, 2000.  Our only employees are our Officers and Directors, Ms. Straton, Mr. Taubman and Ms. Thoman.  We do not anticipate hiring additional employees until our operations resume and expand to such a degree that necessitates hiring auxiliary staff.   Our current employees have not received any salary or other remuneration since 2003.

Operations

We have not conducted any operations in approximately the last four years.  Additionally, we have not performed any services or earned any revenue during this time period.

Need for Government Approval

Since we do not have any operations, we do not currently require the approval of any government agency.  However, such approval may become necessary based upon the type of business we ultimately engage in.

Environmental Compliance

We do not face any environmental compliance issues or costs.

RISK FACTORS

You should carefully consider the risks described below before making an investment in us.    All of these risks may impair our business operations.  If any of the following risks actually occur our business, financial condition or results of operations could be materially adversely affected.  In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may not be able to successfully obtain an appropriate merger candidate.

Having ceased operations in 2000 without making significant revenues prior thereto, it is vital that we find a business opportunity to re-ignite our business.  Ideally, we should find a merger candidate that will increase shareholder value and enable us to commence operations.  However, there is no assurance that we can identify such a business opportunity and consummate such a business combination.

Our Limited Operating History Makes It Difficult To Determine Our Future Success.

We were incorporated on August 15, 1996, and launched our first online publishing site in December 1997, although it was unsuccessful.  Furthermore, we ceased operations in 2000 and have not had any ongoing business since 2003.  Accordingly, we have a limited operating history upon which to evaluate our business and prospects.  Potential investors should consider the risks, expenses, and difficulties associated with developmental stage companies and information companies. These risks include, but are not limited to, the absences of a significant operating history, lack of market recognition, and limited banking and financial relationships.

Our Stock Does Not Currently Trade, Which May Affect Our Stock's Liquidity.

 4,199,920 shares of our common stock are estimated to be currently free trading. There are also 7,748,525 shares of our common stock, which are "restricted securities," subject to volume limitations and other conditions of Rule 144 under the Securities Act. Due to the Order Instituting Proceedings, making Findings, and Revoking Registration of Securities pursuant to Section 12(j) of the Securities Exchange of 1934, which we executed on September 8, 2005 and which is explained further in Note 1 to our Financial Statements, our common stock was ineligible to trade on an exchange.  We must obtain approval from the SEC and the NASD to re-list our common stock on an exchange and there can be no guarantee that we will obtain such approval.  Additionally, even if our common stock is listed on an exchange, we cannot assure that an active trading market for our stock will develop. In the absence of any readily available secondary market for our securities, holders thereof may experience great difficulty in selling their securities at or near the price originally paid by them.

Furthermore, penny stocks typically are equity securities with a price of less than $5.00 a share, other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities are provided by the exchange or system. Currently our common stock does fall under the definition of a penny stock and is subject to Section 15(g) of the Securities Exchange Act of 1934 and the relevant rules thereunder. The "penny stock" rules impose additional sales practice requirements on the broker-dealers who sell our securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouse). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation received by the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and the broker-dealer must obtain the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules and investors may find it more difficult to sell their securities.

We May Not Be Able to Obtain the Financing and Capital Required to Maintain and Grow Our Business.

To date, we have incurred net losses, including net losses of $8,966 and $6,473 for the years 2006 and 2005, respectively. As of October 31, 2006, we had an accumulated deficit of $3,699,465. There can be no assurance that we will generate significant revenues or achieve profitable operations. Our independent certified public accountants' report on the financial statements includes an explanatory paragraph stating that our ability to continue our business is dependant upon our ability to obtain additional capital, among other things, which raises doubts about our ability to continue as a going concern.

 If we are unable to successfully evaluate a business opportunity it would have a negative impact on our future.

Management will seek out and investigate business opportunities through every reasonably available avenue, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; we may also present ourselves as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.  However, there can be no assurance that we will be able to identify a suitable merger candidate.

We do not know the structure of future acquisitions or how they will affect us.

Management has had only preliminary contacts and discussions regarding proposals or arrangements to engage in or acquire assets, property or a business, however, we have no present plans or agreements in place with regard to any specific acquisition.  Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition.  However, because we have virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.  Notwithstanding the foregoing, we cannot guarantee that we will ever have such a plan or agreement for an acquisition, in which case, our securities will have virtually no value.

The Absence of any Substantive Disclosure Relating to Prospective Acquisitions could substantially increase the risk of any transaction.

Because we have not yet identified any industry or assets, property or business that we may engage in or acquire, potential investors will have virtually no substantive information upon which to base a decision whether to invest in us.  Potential investors would have access to significantly more information if we had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. We cannot provide any assurance that any investment in us will not ultimately prove to be less favorable than such a direct investment.

Risks associated with select industries or businesses are currently unknown and cannot be ascertained.

We have not identified any particular industry or business in which to concentrate our potential interests.  Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which we may ultimately consummate an acquisition.  To the extent that we may acquire a business in a high-risk industry, we will become subject to those risks.  Similarly, if we acquire a financially unstable business or a business that is in the early stages of development, we will become subject to the numerous risks to which such businesses are subject.  Although management intends to consider the risks inherent in any industry and business in which we may become involved, there can be no assurance that we will correctly assess such risks.

We Are Dependent On Key Existing And Future Personnel For Our Success.

Our success will depend to a large degree upon the efforts and abilities of our officers and key management employees. The loss of the services of one or more of our key employees could have a material adverse effect on our business prospects and potential earning capacity. As our business grows, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. There can be no assurances that we will be able to recruit or retain such new employees on terms suitable to us.

We Do Not Pay A Dividend On Our Common or Preferred Stock.

We have not paid any cash dividends to date, and there are no plans for paying cash dividends on our common stock in the foreseeable future. Initial earnings that we realize, if any, will be retained to finance our growth. Any future dividends, of which there can be no assurance, will be directly dependent upon our earnings, our financial requirements, and other factors.

PLAN OF OPERATIONS

The following discussion of the financial condition and results of our operations should be read in conjunction with our financial statements and related notes appearing in Part III of this Form 10-SB. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. For a discussion of the risk factors that could cause actual results to differ materially from the forward-looking statements, you should read the "Risk Factors" section of this Form 10-SB.

Overview

From our inception in 1996 through the present, we have considered ourselves a development stage company. Our primary activities prior to our ceasing our operations consisted of the following:

•

Developing a business model;

•

Marketing our services to smallcap companies;

•

Recruiting employees and analysts;

•

Initial planning and development of our web sites; and

•

Building of infrastructure of web sites.

However, since 2000, when we formally ceased operations, we have had no business or operations.  Recently, our management determined that it was in the best interests of our shareholders to seek an operating company to acquire.  All of our efforts are now focused on finding such an acquisition candidate, although we do not currently have any candidates identified, and we have only had very preliminary negotiations regarding potential candidates.

COMPARISON OF RESULTS OF RESULTS FOR THE FISCAL YEAR ENDED OCTOBER 31, 2006 TO THE FISCAL YEAR ENDED OCTOBER 31, 2005 AND TO THE FISCAL YEAR ENDED OCTOBER 31, 2004.

Our fiscal year ends on October 31st. Therefore, any reference to the end of the year refers to the end of the stated fiscal year.

REVENUE.

Total revenues for the year ended October 31, 2006 were $0.  This was unchanged from our net revenues for the year ended October 31, 2005 and October 31, 2004.

OPERATING EXPENSES.

Operating expenses consist primarily of administrative costs as well as professional services and fees related to maintaining the corporate entity. These expenses include audit and tax accounting fees and transfer agent costs. Total operating costs for the year ended October 31, 2006 was approximately $8,966.  This was an increase of approximately $2,493 or 39% from our 2005 expenses of  $6,473.  Total operating costs were  $8,875 in 2004.

LIQUIDITY AND CAPITAL RESOURCES.

We have incurred losses since inception, and at the end of the fiscal year on October 31, 2006, had an accumulated deficit of approximately $3,699,465. We were unable to generated sufficient funds from our operations to finance our expenses so relied upon the cash that was originally raised from private financings to fund the expenses of the Company.  As a result, we are contemplating an acquisition of an ongoing business to increase the value to our shareholders.

COMPARISON OF RESULTS OF RESULTS FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 TO THE THREE AND SIX MONTHS ENDED APRIL 30, 2006.

Our fiscal year ends on October 31st. Therefore, any reference to the end of the year refers to the end of the stated fiscal year.

REVENUE.

Total revenues for the three and six months ended April 30, 2007 were $0.  This was unchanged from our net revenues for the three and six months ended April 30, 2006.

OPERATING EXPENSES.

Operating expenses consist primarily of administrative costs as well as professional services and fees related to maintaining the corporate entity. These expenses include audit and tax accounting fees and transfer agent costs. Total operating costs for the three and six months ended April 30, 2007 was approximately $1,416 and $1,857, respectively.  This was a decrease of approximately $5,543 or 79% from our total costs of $6,869 for the three months ended April 30, 2006 and a decrease of $5,765 or 76% from our total costs of approximately $7,622 for the six months ended April 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES.

We have incurred losses since inception, and at the end of the fiscal year on April 30, 2007, had an accumulated deficit of approximately $3,701,322. We were unable to generated sufficient funds from our operations to finance our expenses so relied upon the cash that was originally raised from private financings to fund the expenses of the Company.  As a result, we are contemplating an acquisition of an ongoing business to increase the value to our shareholders.

DESCRIPTION OF PROPERTIES

When we ceased operations in 2000, we terminated all of our leases.  Our current officers and directors work out of their individual offices, which are located throughout New York City.  The officers communicate regularly via telephone and will meet together at their respective offices when required.  Our corporate office is currently the office of the Law Offices of Louis E. Taubman, PC.  Mr. Taubman has agreed to provide us with a corporate office free of charge.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth the number of shares of our $.001 par value common stock beneficially owned by (i) each person who, as of the date hereof, was known by us to own beneficially more than five percent (5%) of our issued and outstanding common stock; (ii) each of the named Executive Officers; (iii) the individual Directors; and (iv) the Officers and Directors as a group. As of the date hereof, there are 11,948,445 common shares issued and outstanding.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage Of Voting of Securities (1)

Anne Straton 63 East 79th Street, Apt. 3B New York, NY 10021	1,136,473 (2) (3)	9.5%

Wenke B. Thoman 180 East 95th Street New York, NY 10028	494,621 (2) (4)	4.1%

Louis E. Taubman 17 State Street, Ste. 1610 New York, NY 10004	656,473(5)	5.5%

Westergaard, LLC 225 Broadway, Suite 1200 New York, New York 10007	5,587,000 (6)	47.0%

All directors and officers as a group (3 persons)	2,287,567	19.1%

________________

(1)

All Percentages have been rounded up to the nearest one hundredth of one percent.

(2)

Includes the March 31, 1998 issuance to Thoman and Straton of 100,000 stock options exercisable at $1.00 per share. These options expire on March 31, 2008.

(3)

This amount includes Ms. Straton’s 11.75% ownership interest in Westergaard, LLC.

(4)

This amount includes Ms. Thoman’s 5.35% ownership interest in Westergaard, LLC.

(5)

This amount includes 11.75% of Westergaard, LLC, held by TriPoint Capital Advisors, LLC, a company which Mr. Taubman holds a 30% indirect ownership interest.

(6)

The person having voting, dispositive or investment powers over Westegaard, LLC is Anne Straton, Authorized Agent.  Ms. Straton, Ms. Thoman and Mr. Taubman, our officers and directors, collectively own approximately 29% of Westegaard, LLC.

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The following table and text set forth the names and ages of all of our directors and executive officers as of October 31, 2006. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. To date we have not had an annual meeting.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

NAME

AGE

 POSITION
Anne H. Straton	43	President & Treasurer
Wenke B. Thoman	60	Director
Louis E. Taubman	38	Vice President & Secretary

Anne H. Straton, President and Treasurer:  Ms. Straton is currently an independent investment consultant specializing in strategic planning for privately held companies, and a registered representative with Trump Securities LLC.  Until recently, Ms. Straton was a Partner of Ameraudi Investment Services and Senior Vice President and Director of Ameraudi Asset Management Inc., a New York State registered investment advisor and wholly owned subsidiary of Interaudi Bank.   Prior to Ameraudi, Ms. Straton served as Executive Vice President and General Manager of Westergaard.com and is currently the Executive Vice President of the Westergaard.com subsidiary Westergaard Broadcasting Network. Formerly, Ms. Straton worked for the United States Embassy in Bonn, Germany, where she managed the English speaking television network, ACT Entertainment, and for CNN International in London, UK where she worked in Business News.  In addition to her work in finance, Ms. Straton owns and operates an independent film production company, and has written, directed and produced both documentary and feature films for over 10 years. Ms. Straton received a Master of Arts in International Communication from the European Institute for International Communication in Maastricht, The Netherlands in 1993, and a Bachelor of Arts from the University of Vermont in 1985.

Louis E. Taubman, Vice President & Secretary.  Mr. Taubman is a co-founder and member of TriPoint Capital Advisors, LLC, a company which specializes in mergers and acquisitions and corporate development, compliance and finance. Through this position, he manages all legal aspects of TriPoint including strategic planning for the firm. Mr. Taubman advises clients with regard to corporate restructuring, compliance, finance, and the structuring of individual mergers and acquisitions. Prior to working with TriPoint, Mr. Taubman was Executive Vice President and General Counsel of GroupNow!, Inc. where he managed all legal aspects including strategic planning for GroupNow! and structuring of its acquisitions. In addition to his position with Tripoint, Mr. Taubman maintains a law practice located in New York's Financial District. Prior to entering private practice, Mr. Taubman served as an attorney in the legal department of Prudential Securities, Inc. As part of his law practice, Mr. Taubman provides counsel to issuers, investors and underwriters with regard to public and private finance, periodic reporting under the Securities Exchange Act of 1934, Williams Act reporting, M&A transactions and corporate governance issues. Mr. Taubman graduated cum laude from New York Law School and is a member of the New York Bar.

Wenke B. Thoman, Director: Ms. Thoman is the Vice President of Industrial Mineral Holdings, Inc., a company whose principal holding; Industrial Insulation Group, LLC produces high temperature industrial insulation in Colorado, Georgia, Louisiana and Texas. From 1990 to 1995, she served as Chairman of Rain Hill Group, a consulting firm specializing in corporate development issues. She served as VP Corporate Finance at Paine Webber from 1987-1990, VP Merger and Acquisitions at American Can Company from 1985-1987, VP Investment Banking at Donaldson Lufkin & Jenrette from 1980 - 1985 and Director of Corporate Development at Chargeurs SA, a diversified French company from 1977 to 1979. She currently serves as Director of various companies and non-profit organizations. Ms. Thoman was born in Norway and raised in Canada. She received her MBA from INSEAD, France in 1977 and attended McGill University in Canada from 1964-1966.

Audit Committee and Financial Expert

Since we ceased operations in 2000 and have not had any ongoing business since 2003, we have not deemed it necessary to have a financial expert.  If and when we find a suitable merger candidate and commence operations, we will comply with the requirements of Item 401 (e) of Regulation S-B as necessary.

EXECUTIVE COMPENSATION

No cash compensation has been awarded to, earned by or paid to Anne Straton, Louis Taubman, and Wenke B. Thoman for their services to us.  It is anticipated that for the foreseeable future, Ms. Straton, Mr. Taubman and Mr. Thoman, will receive no compensation in any form for services they provide to us in their capacities as executive officer and/or director. Prior to August 2000, our directors received compensation of $200 per board meeting and were reimbursed for out-of-pocket expenses incurred while attending board meetings.

Option/SAR Grants in Last Fiscal Year

No options or stock appreciation rights were granted during the last fiscal year.

Employment Agreements

Currently, no employment agreements exist with any officer or employee.

Long-Term Incentive Plans

None.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not conducted any business since 2000.  Furthermore, no employees or people, other than Ms. Straton, Mr. Taubman, and Ms. Thoman have been involved with us since 2001.  Therefore, we have not and are not involved in any transactions during the last two years in which any of our Officers or Directors had or will have a direct or indirect material interest.

Ms. Straton, Mr. Taubman and Ms. Thoman are, however, all members of Westergaard, LLC, an entity which was formed by John Westergaard, our founder, prior to his death and into which he placed all of his stockholdings in Westergaard.com.    Ms. Straton has an 11.75% interest in Westergaard, LLC; Ms. Thoman has a 5.35% interest in Westergaard, LLC; and, Mr. Taubman has an 11.75% interest in Westegaard, LLC, but he recently transferred such ownership interest to Tripoint Capital Advisors, LLC, a company in which he holds a 30% indirect ownership interest.

We currently use office space donated to us by Mr. Taubman, for which he does not charge us any rent or other overhead.

Mr. Taubman is also currently acting as our counsel but has agreed not to charge any fees for such services until such time as we locate a suitable merger or acquisition candidate or otherwise commence meaningful operations.

Transactions with Promoters

We have not conducted any transactions with promoters.

DESCRIPTION OF SECURITIES

Common Stock

The total number of shares of common stock that we have the authority to issue is 100,000,000 at $0.001 par value. As of the date hereof, 11,948,445 common shares were issued and outstanding. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders, including the election of directors. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they so choose.

Preferred Stock

On February 15, 2000, our shareholders approved a proposed amendment to our Certificate Incorporation allowing the issuance of 10,000,000 shares of preferred stock in such series and designations as the Board may form time to time approve.

PART II

MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

Principal Market or Markets

Our securities began trading on the Nasdaq Bulletin Board under the symbol "WSYS" on June 12, 1997; it was later removed from the Bulletin Board on March 8, 2001 to the pink sheets and ceased trading on February 16, 2006.   Currently, our common stock does not trade on any market or exchange.

Approximate Number of Holders of Common Stock

The number of holders of record of our common stock is estimated to be 95.

Dividends

The holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors.  We have not paid any dividends on the common stock nor do we anticipate paying dividends on our common shares in the foreseeable future.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Securities Authorized for issuance under equity compensation plans

In March 1998, we established a Stock Option Plan. However, due to our lack of operations and business, our board of directors terminated such Plan on April 1, 2007.  As of the date of this filing, 200,000 options remain outstanding under the Plan.  Each such option allows the holder to purchase one share of our common stock, for an aggregate total of 200,000 shares of common stock, at a purchase price of $1.00 per share.  All of the outstanding options expire in March 2008.  Due to the termination of the Plan, no further options may be granted under the Plan.

The Securities Enforcement and Penny Stock Reform Act of 1990

The Company's common stock may be considered a "penny stock" as defined in certain rules under the Securities Exchange Act of 1934. In general, a security which is not quoted on NASDAQ or has a market price of less than $5 per share where the issuer does not have in excess of $2,000,000 in net tangible assets is considered a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under the Act as a “penny stock.”  The Commission's Rule 15g-9 regarding penny stocks imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally persons with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Thus, the rules affect the ability of broker-dealers to sell our common stock, if it is a penny stock, should they wish to do so because of the adverse effect that the rules have upon liquidity of penny stocks. Unless the transaction is exempt under the rules, under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, broker-dealers effecting customer transactions in penny stocks are required to provide their customers with (i) a risk disclosure document; (ii) disclosure of current bid and ask quotations if any; (iii) disclosure of the compensation of the broker-dealer and its sales personnel in the transaction; and (iv) monthly account statements showing the market value of each penny stock held in the customer's account. These requirements present a substantial burden on any person or brokerage firm who plans to trade out securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while provisions of this Act might be applicable to those securities.  In addition, various state securities laws impose restrictions on transferring "penny stocks".

Blue Sky Compliance

The securities laws of the several states, Blue Sky laws, may restrict trading of penny stock companies.  Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies absent the availability of exemptions, which are in the discretion of the states’ securities administrators.  The effect of these states’ laws would be to limit the trading market, if any, for our shares and to make resale of shares acquired by investors more difficult.

LEGAL PROCEEDINGS

SEC Investigation

We were subject to a formal order of investigation dated February 13, 1998 pursuant to Rule 7(a) of the SEC Rules relating to investigations. The investigation concerned certain allegations that we may have failed to make appropriate disclosures on our Web pages.

In connection with the SEC’s review of our Web pages and certain press releases, the SEC provided us with a draft complaint alleging claims under Section 17(b) of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, and also with forms of proposed consents and judgments. In July 2000, the SEC agreed in principle not to pursue the 10(b) claim asserted against us and provided us with its final comments to the draft complaint mentioned above. The SEC comments deleted the 10(b) claim against us.  The final settlement did not provide for monetary relief but did include a permanent injunction restraining us from violating SEC Rule Section 17(b).

Other than as disclosed herein, we are not a party to any material legal proceeding and we are unaware that any such proceeding is contemplated.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no disagreements with our certified public accountants with respect to accounting practices or procedures or financial disclosure.

RECENT SALES OF UNREGISTERED SECURITIES

During March 2003, we sold 200,000 shares of our common stock to an unrelated third party for $10,000, or $.05 per share.  The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for issuances not involving a public offering.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation limit, to the maximum extent permitted by law, the personal liability of directors and officers for damages for breach of any duty owed to us or to our shareholders. The Articles of Incorporation provide further that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interest, and in conjunction therewith, to procure, at our expense, policies of insurance. Quotations on a Director's and Officer's Insurance Policy, and an Errors and Omissions Policy are currently being sought.

PART F/S

FINANCIAL STATEMENTS.

Attached are our audited financial statements for the periods ending October 31, 2006, 2005 and 2004.  Also attached are interim financial statements for the period ending April 30, 2007. The following financial statements are attached to this report and filed as a part thereof.

1.

Report of Independent Registered Public Accounting Firm

2.

Consolidated Financial Statements as of October 31, 2006, 2005 and 2004.

3.

Notes to Consolidated Financial Statements as of October 31, 2006, 2005 and 2004.

4.

Unaudited Consolidated Financial Statements for the Interim Period ending April 30, 2007.

5.

Notes to Unaudited Consolidated Financial Statements for the Interim Period ending April 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Wastergaard.com, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Westergaard.com, Inc. (the “Company”) as of October 31, 2006, 2005 and 2004 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years ended October 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2006, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years ended October 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company's  recurring losses from operations, and its need for additional financing in order to fund its projected loss in fiscal 2007 raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP

Houston, Texas

April 26, 2007

WESTERGAARD.COM, INC.
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2006, 2005 and 2004

	2006	2005	2004
ASSETS

Current assets:
Cash	$ 799	$ 8,395	$ 10,089
Prepaid assets	200	-	-
Total current assets	$ 999	$ 8,395	$ 10,089

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable and accrued liabilities	$ 733,556	$731,986	$ 727,207

Total current liabilities	733,556	731,986	727,207

Stockholders' deficit
Common stock, par value $0.001,
100,000,000 authorized, 11,948,445
issued and outstanding	11,948	11,948	11,948
Additional paid in capital	2,954,960	2,954,960	2,954,960
Accumulated deficit	(3,699,465)	(3,690,499)	(3,684,026)
Total stockholders' deficit	(732,557)	(723,591)	(717,118)

Total liabilities and stockholders' deficit	$ 999	$ 8,395	$ 10,089

See Accompanying Notes to Consolidated Financial Statements

WESTERGAARD.COM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDING OCTOBER 31, 2006, 2005 AND 2004

	2006	2005	2004

Expenses:
General and administrative	$ 8,966	$ 6,473	$ 8,875

Total expenses	8,966	6,473	8,875

Net loss	$ (8,966)	$ (6,473)	$ (8,875)

Net loss per share
Basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)

Weighted average shares outstanding
Basic and diluted	11,948,445	11,948,445	11,948,445

See Accompanying Notes to Consolidated Financial Statements

	WESTERGAARD.COM, INC.
	CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
	FOR THE YEARS ENDED OCTOBER 31, 2006, 2005 and 2004

			Additional
	Common Stock		Paid in	Accumulated
	Number	Value	Capital	Deficit	Total

Balance at October 31, 2003	11,948,445	$11,948	$ 2,954,960	$ (3,675,151)	$ (708,243)

Net loss	-	-	-	(8,875)	(8,875)

Balance at October 31,2004	11,948,445	11,948	2,954,960	(3,684,026)	(717,118)

Net loss	-	-	-	(6,473)	(6,473)

Balance at October 31,2005	11,948,445	11,948	2,954,960	(3,690,499)	(723,591)

Net loss	-	-	-	(8,966)	(8,966)

Balance at October 31, 2006	11,948,445	$ 11,948	$ 2,954,960	$ (3,699,465)	$ (732,557)

See Accompanying Notes to Consolidated Financial Statements

WESTERGAARD.COM, INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
YEARS ENDED OCTOBER 31, 2006, 2005 AND 2004

	2006	2005	2004

Cash flows from operating activities:

Net loss	$ (8,966)	$ (6,473)	$ (8,875)

Changes in current assets and liabilities:
Prepaid expenses	(200)	-	-
Accounts payable and accrued expenses	1,570	4,779	1,568

Net cash used in operating activities	(7,596)	(1,694)	(7,307)

Net decrease in cash	(7,596)	(1,694)	(7,307)

Cash, beginning of period	8,395	10,089	17,396

Cash, end of period	$ 799	$ 8,395	$ 10,089

See Accompanying Notes to Consolidated Financial Statements

WESTERGAARD.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

We were incorporated under the laws of the State of Delaware on August 15, 1996, as "Westergaard Online Systems, Inc." On February 18, 1999, we formally changed our name to Westergaard.com, Inc. (the “Company”).  We commenced operations on January 1, 1996.  We initially sought to engage in the business of online publishing primarily to provide investment research on publicly traded Micro-Mid Cap companies.  The service was designed to assist in creating market liquidity and shareholder value for such companies.  We also intended to sponsor conferences focusing on Micro-Mid Cap companies.  We currently have no business or operations and are seeking to acquire, though merger or similar transaction, an operating business.

We have not had ongoing business operations since 2000.  We thus became a shell or “blank check company”.  As defined in Section 7(b) (3) of the Securities Act of 1933, a “blank check company” is one that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or an acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3(a) (51) of the Securities Exchange Act of 1934, in that connection.  The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies.

On July 22, 2005 we received correspondence from the Securities and Exchange Commission that we were not in compliance with our reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  One of the available responses to this letter was to terminate our registration under the Securities Exchange Act of 1934.  After several discussions with the Securities and Exchange Commission, we determined that it was in our best interest to implement such a response because we did not have an ongoing business and had not for approximately the past four years.  Accordingly, we executed an Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities pursuant to Section 12(j) of the Securities Exchange of 1934 on September 8, 2005.  Pursuant to that Order, the registration of each class of our securities registered pursuant to Section 12 of the Exchange Act was revoked.  Consequently, we ceased reporting under the Securities Exchange Act of 1934.    However, we have decided to once again seek, investigate, and if warranted, acquire an interest in a business opportunity.  Therefore, we are voluntarily filing this registration statement on Form 10-SB in order to once again, register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Westergaard.com, Inc. and its wholly owned subsidiary, Westergaard Broadcasting Network.com, Inc.  All inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States of America requires  management to make estimates  and  assumptions  that  affect  the  reported  amounts  of assets and liabilities at the date of the balance  sheet.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash  and  cash  equivalents  include  cash  and  all  highly  liquid  financial instruments with purchased maturities of three months or less.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and accounts payable.  The carrying amount approximates fair value.

Income Taxes

Income taxes are computed using the asset and liability method.  Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Stock Based Compensation

The Company adopted the provisions of SFAS No. 123(R) in the first quarter of fiscal 2006 which requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models.  The Company used the modified prospective method of adoption and continues to use the Black-Scholes option pricing model to value share-based payments.  The modified prospective method requires companies to recognize compensation cost beginning with the effective date of adoption based on (a) the requirements for all share-based payments granted after the effective date of adoption and (b) the requirements for all unvested awards granted to employees prior to the effective date of adoption.

Prior to the first quarter of fiscal 2006 the Company accounted for non-cash stock-based compensation issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, “Accounting for Stock Issued to Employees”.  Under APB No. 25, compensation cost was recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock.

There were no options granted or that vested during the years ended October 31, 2006, 2005 and 2004.  Therefore, there is no pro forma effect on the net loss if the fair value of stock-based compensation had been recognized for the years ended October 31, 2005 and 2004 and no stock based compensation cost recognized during the years ended October 31, 2006, 2005 and 2004.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 2 - FINANCIAL CONDITION AND GOING CONCERN

At October 31, 2006, the Company’s accumulated deficit was $3,699,465.  The company will still require additional working capital or needs to locate a suitable merger candidate with to continue its business operations.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placements, public offerings and/or bank financing necessary to support The Company's working capital requirements. To the extent that funds generated from operations, any private placements, public offerings and/or bank financing are insufficient, The Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - INCOME TAXES

For the years ended October 31, 2006, 2005 and 2004, the Company has incurred net losses and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward for is approximately $3,300,000 at October 31, 2006, and will expire in the years 2017 through 2025.  The Company’s net operating loss carry forward may be subject to certain utilization limitations in the future as a result of a change in ownership.

The valuation allowance increased approximately $3,000, $2,200 and $3,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

The provision for refundable Federal income tax at the rate of 34% for the years ended October 31, 2006, 2005 and 2004 consists of the following:

	2006	2005	2004
Refundable Federal income tax attributable to:
Current operations	$ 3,000	$ 2,200	$ 3,000
Less, change in valuation allowance	(3,000)	(2,200)	(3,000)
Net refundable amount	$ -	$ -	$ -

The cumulative tax effect at the expected rate of 34% of significant items comprising the Company’s net deferred tax amounts at October 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Deferred tax asset attributable to:
Net operating loss carryover	$ 1,258,200	$ 1,255,200	$1,253,000
Less, Valuation allowance	(1,258,200)	(1,255,200)	(1,253,000)
Net deferred tax asset	$ -	$ -	$ -

NOTE 4 – COMMON STOCK

The Company is authorized to issue 100,000,000 shares of common stock at a par value of $0.001 per share.  These shares have full voting rights.  The Company has not paid a dividend to its shareholders.

In March 1998, the Company established a Stock Option Plan (the “Plan”).  At December 31, 2006, 2005 and 2004, there were 200,000 options outstanding and exercisable under the Plan.  Each such option allows the holder to purchase one share of our common stock, for an aggregate total of 200,000 shares of common stock, at a purchase price of $1.00 per share.  All of the outstanding options expire in March 2008.  The board of directors terminated such Plan on April 1, 2007 and no further options may be granted under the Plan.

WESTERGAARD.COM, INC.
CONSOLIDATED BALANCE SHEET
APRIL 30, 2007
(UNAUDITED)

ASSETS

Current assets:
Cash	$102

Total current assets	$102

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable and accrued liabilities	734,516

Total current liabilities	734,516

Stockholders' deficit
Common stock, par value $0.001, 100,000,000 authorized, 11,948,445	11,948
issued and outstanding at October 31, 2005
Additional paid in capital	2,954,960
Accumulated deficit	(3,701,322)

Total stockholders' deficit	(734,414)

Total liabilities and stockholders' deficit	$102

See Accompanying Notes to Consolidated Financial Statements

WESTERGAARD.COM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THREE AND SIX MONTHS ENDING APRIL 30, 2007 and 2006
(UNAUDITED)

	Three Months		Six Months

	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Expenses:
General and administrative	1,416	6,869	1,857	7,622

Total expenses	1,416	6,869	1,857	7,622

Net loss	$(1,416)	$(6,869)	$(1,857)	$(7,622)

Net loss per Share
Basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average shares outstanding
Basic and diluted	11,948,445	11,948,445	11,948,445	11,948,445

See Accompanying Notes to Consolidated Financial Statements

WESTERGAARD.COM, INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
SIX MONTHS ENDED APRIL 30, 2007 and 2006
(UNAUDITED)

	2007	2006

Cash flows from operating activities:

Net loss	$(1,857)	$(7,622)

Changes in current assets and liabilities:
Prepaid expenses	200	-
Accounts payable and accrued expenses	960	1,970

Net cash used in operating activities	(697)	(5,652)

Net decrease in cash	(697)	(5,652)

Cash, beginning of period	799	8,395

Cash, end of period	$102	$2,743

See Accompanying Notes to Consolidated Financial Statements

WESTERGAARD.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

We were incorporated under the laws of the State of Delaware on August 15, 1996, as "Westergaard Online Systems, Inc." On February 18, 1999, we formally changed our name to Westergaard.com, Inc. (the “Company”).  We commenced operations on January 1, 1996.  We initially sought to engage in the business of online publishing primarily to provide investment research on publicly traded Micro-Mid Cap companies.  The service was designed to assist in creating market liquidity and shareholder value for such companies.  We also intended to sponsor conferences focusing on Micro-Mid Cap companies.  We currently have no business or operations and are seeking to acquire, though merger or similar transaction, an operating business.

We have not had ongoing business operations since 2000.  We thus became a shell or “blank check company”.  As defined in Section 7(b) (3) of the Securities Act of 1933, a “blank check company” is one that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or an acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3(a) (51) of the Securities Exchange Act of 1934, in that connection.  The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies.

On July 22, 2005 we received correspondence from the Securities and Exchange Commission that we were not in compliance with our reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  One of the available responses to this letter was to terminate our registration under the Securities Exchange Act of 1934.  After several discussions with the Securities and Exchange Commission, we determined that it was in our best interest to implement such a response because we did not have an ongoing business and had not for approximately the past four years.  Accordingly, we executed an Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities pursuant to Section 12(j) of the Securities Exchange of 1934 on September 8, 2005.  Pursuant to that Order, the registration of each class of our securities registered pursuant to Section 12 of the Exchange Act was revoked.  Consequently, we ceased reporting under the Securities Exchange Act of 1934.    However, we have decided to once again seek, investigate, and if warranted, acquire an interest in a business opportunity.  Therefore, we are voluntarily filing this registration statement on Form 10-SB in order to once again, register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Basis of Presentation

The Consolidated Balance Sheet of the Company as of April 30, 2007, the related Consolidated Statements of Operations for the three months and six months ended April 30, 2007 and 2006, and the Consolidated Statements of Cash Flows for the six months ended April 30, 2007 and 2006, included in the financial statements have been prepared by the Company without audit.  In the opinion of management, the accompanying financial statements include all adjustments (consisting of normal, recurring adjustments) necessary to summarize fairly the company’s financial position and results of operations.  The results of operations for the three months and six months ended April 30, 2007, are not necessarily indicative of the results of operations for the full year or any other interim period.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Westergaard.com, Inc. and its wholly owned subsidiary, Westergaard Broadcasting Network.com, Inc.  All inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States of America requires  management to make estimates  and  assumptions  that  affect  the  reported  amounts  of assets and liabilities at the date of the balance  sheet.  Actual results could differ from those estimates

Cash and Cash Equivalents

Cash  and  cash  equivalents  include  cash  and  all  highly  liquid  financial instruments with purchased maturities of three months or less.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and accounts payable.  The carrying amount approximates fair value.

Income Taxes

Income taxes are computed using the asset and liability method.  Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Stock Based Compensation

The Company adopted the provisions of SFAS No. 123(R) in the first quarter of fiscal 2006 which requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models.  The Company used the modified prospective method of adoption and continues to use the Black-Scholes option pricing model to value share-based payments.  The modified prospective method requires companies to recognize compensation cost beginning with the effective date of adoption based on (a) the requirements for all share-based payments granted after the effective date of adoption and (b) the requirements for all unvested awards granted to employees prior to the effective date of adoption.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 2 - FINANCIAL CONDITION AND GOING CONCERN

At April 30, 2007, the Company’s accumulated deficit was $3,701,322.  The company will still require additional working capital or needs to locate a suitable merger candidate with to continue its business operations.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placements, public offerings and/or bank financing necessary to support The Company's working capital requirements. To the extent that funds generated from operations, any private placements, public offerings and/or bank financing are insufficient, The Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – COMMON STOCK

The Company is authorized to issue 100,000,000 shares of common stock at a par value of $0.001 per share.  These shares have full voting rights.  The Company has not paid a dividend to its shareholders.

In March 1998, the Company established a Stock Option Plan (the “Plan”).  At April 30, 2007 there were 200,000 options outstanding and exercisable under the Plan.  Each such option allows the holder to purchase one share of our common stock, for an aggregate total of 200,000 shares of common stock, at a purchase price of $1.00 per share.  All of the outstanding options expire in March 2008.  Due to the termination of the Plan, The board of directors terminated the Plan on April 1, 2007, and no further options may be granted under the Plan.

PART III

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
2.1	Certificate of Incorporation, Incorporated by Reference to Exhibit 2.1 in the Company's Form 10-SB filed on March 2, 2000
2.2	Amendment to Certificate of Incorporation, Incorporated by Reference to Exhibit 2.2 in the Company's Form 10-SB filed on April 28, 2000
2.3	By-Laws, Incorporated by Reference to Exhibit 2.2 in the Company's Form 10-SB filed on March 2, 2000

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERGAARD.COM, INC.

Date: June 26, 2007

By:	/s/ Anne Straton
Anne Straton, President